June 2, 2025

Alex Shulga
Chief Financial Officer
Lithium Argentina AG
900 West Hastings Street , Suite 300
Vancouver, British Columbia
Canada V6C 1E5

       Re: Lithium Argentina AG
           Form 20-F for the Fiscal Year ended December 31, 2024
           Filed March 31, 2025
           File No. 001-38350
Dear Alex Shulga:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2024
Information on the Company
D. Property, Plants and Equipment, page 31

1. Please revise the footnotes to the tabulations on pages 42, 43 and 46 to comply with the requirements for Table 1 and Table 2 to Item 1303(b) of Regulation S-K, to
       disclose the price for each commodity, together with the time-frame and point of reference used, in estimating the resources and reserves reported therein.

Item 19. Exhibits
15.2, page 178

2. Please confer with the qualified persons who prepared the technical report summary and address the need for disclosure regarding your mineral resource and mineral reserve cut-off grades pursuant to Item 601(b)(96)(iii)(B)(11)(iii) and Item
       601(b)(96)(iii)(B)(12)(iii) of Regulation S-K. Such disclosures should include an
 June 2, 2025
Page 2

       explanation of how the cut-off grades were calculated, the assumed commodity prices and costs, the time-frame used in estimating prices and costs, and the reasons the time-frame utilized is considered to be appropriate, in their view.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   James Guttman